Dominic Minore

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

ClearBridge Energy MLP Fund Inc.

Registration Statement on Form N-2

File Nos. 333-226127 and 811-22405

October 10, 2018

Dear Mr. Minore:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, ClearBridge Energy MLP Fund Inc. hereby requests acceleration of the effective date of the above captioned Registration Statement on Form N-2 so that it will be become effective by 10:00 a.m., Eastern Time, on Friday, October 12, 2018 or as soon thereafter as practicable.

CLEARBRIDGE ENERGY MLP FUND INC.

/s/ George P. Hoyt
Name: George P. Hoyt Title: Assistant Secretary